August 31, 2004



Mr. Doug Wentz
Darden Restaurants
5900 Lake Ellenor Drive
Orlando, FL 32809


RE:         Schedule 13G


Enclosed pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934 is a report on Schedule 13G. It reports beneficial ownership by American Express Trust Company in Common Stock of Darden Restaurants as of December 31, 2003.


Sincerely,



/s/ Mark Ellis
----------------
    Mark Ellis
    Vice President




Enclosure

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G


                  Under the Securities and Exchange Act of 1934


                               Darden Restaurants
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    237194105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               CUSIP NO. 237194105


1)   Name of Reporting Person American Express Trust Company

     S.S. or I.R.S. Identification                      IRS No. 41-1346942
     No. of Above Person

--------------------------------------------------------------------------------

2)   Check the Appropriate Box Not Applicable if a Member of a Group

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     (5) Sole Voting Power                              -0-
     ---------------------                              --------------
     (6) Shared Voting Power                            11,828,433
     -----------------------                            --------------
     (7) Sole Dispositive Power                         -0-
     --------------------------                         --------------
     (8) Shared Dispositive Power                       11,828,433
     ----------------------------                       --------------
--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                     11,828,433

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares                    Not Applicable

--------------------------------------------------------------------------------

11)  Percent of Class Represented by
     Amount in Row (9)                                  7.171%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                           BK

--------------------------------------------------------------------------------

1(a)  Name of Issuer:
                                                 Darden Restaurants

1(b)  Address of Issuer's Principal
                                                 5900 Lake Ellenor Drive
      Executive Offices:                         Orlando, FL 32809

2(a)  Name of Person Filing:                     American Express Trust Company


2(b)  Address of Principal Business Office:      928 AXP Financial Center
                                                 Minneapolis, MN 55474

2(c)  Citizenship:                               American Express Trust Company
                                                 is a trust company organized
                                                 under the laws of the state of
                                                 Minnesota

2(d)  Title of Class of Securities:              Common Stock

2(e)  Cusip Number:                              237194105


3     Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
         American Express Trust Company is a bank defined in section 3 (a) (6) Of the Act (15 U.S.C. 78c)

4(a)  Amount Beneficially Owned as of December 31, 2003: 11,828,433

4(b)  Percent of Class: 7.171%

4(c)  Number of Shares as to which such person has:

      (i) Sole power to vote or to direct the vote: None

      (ii) Shared power to vote or direct the vote: 11,828,433*

      (iii) Sole power to dispose or to direct the disposition of: None


      (iv) Shared power to dispose or to direct the disposition of: 11,828,433**

* American Express Trust Company is the trustee of certain employee benefit plans, which are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Shares of the issuer's Common Stock are held in trust for the benefit of employees in the plans. As of December 31, 2003, the trustee held 11,828,433 shares of the issuer's Common Stock on behalf of the plans, of which, 5,103,697 had been allocated to plan participants. The Plan trustee votes shares allocated to participant accounts as directed by participants subject to Section 404 of ERISA. All Shares allocated to participants for whom no voting instructions are received, and all unallocated shares held by the plan, are voted in the same proportion as the trustee votes shares for which it did receive voting instructions.

** Shares of Common Stock are held in the issuer's employee benefit plans in various accounts and were allocated by source of contribution (employer, the predecessor to the employer or the employee). Shares of Common Stock held by the trustee on behalf of the plans may be disposed of by the plans or the trustee only in accordance with the terms of the plan.

5    Ownership of 5% or Less of a Class:

                                Not Applicable

6    Ownership of more than 5% on Behalf of Another Person:

     All of the securities are beneficially held by American Express Trust Company in its fiduciary capacity, as trustee of certain employee benefit plans. As a result, participants in the plans are entitled to receive dividends or proceeds from the sale of shares reported in this Schedule 13G in accordance with the terms of the plan.

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                                Not Applicable

8    Identification and Classification of Members of the Group:

                                Not Applicable

9    Notice of Dissolution of Group:

                                Not Applicable

10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  American Express Trust Company



Dated: August 31, 2004                            By /s/ Mark Ellis
                                                     ----------------
                                                     Signature


                                                     Mark Ellis
                                                     Vice President
                                                     Telephone:   (612) 671-1919